UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THE PARENT COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

056332109

(CUSIP Number)

RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134 — (702) 240-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0-23034	SCHEDULE 13D	PAGE 2 OF 4 PAGES

1	NAME OF REPORTING PERSON Richard H. Pickup, an individual
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dito Caree, LP, a Nevada limited partnership - #88-0303506
Plus Four Equity Partners, limited partnership - #88-0499778
Plus Four Private Equities, LP - #20-3069535

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* FF and WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Richard H. Pickup is a resident of the State of Nevada and a citizen the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,600,015

	8	SHARED VOTING POWER NONE

	9	SOLE DISPOSITIVE POWER (SAME AS ITEM 7 ABOVE)

	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (SAME AS ITEM 7 ABOVE) TOTAL SHARES OWNED - 2,600,015

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) TOTAL - 10.73%

14	TYPE OF REPORTING PERSON* Richard H. Pickup - IN Dito Caree, LP - PN Plus Four Equity Partners, LP - PN Plus Four Private Equities, LP - PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008	DITO CAREE, LP. a Nevada limited partnership

	By:	GAMEBUSTERS, INC., a Nevada corporation Its General Partner

	By:	/s/ JOSEPH W. MOODY
Joseph W. Moody

/s/ RICHARD H. PICKUP
Richard H. Pickup An individual

Plus Four Equity Partners Limited Partnership A NEVADA LIMITED PARTNERSHIP

By:	PLUS FOUR EQUITY PARTNERS, LLC
A Nevada Limited Liability Company Its Sole Partner

By:	/s/ TODD M. PICKUP
Todd M. Pickup, Manager

By:	/s/ JOSEPH W. MOODY
Joseph W. Moody, Manager

Plus Four Private Equities, LP A CALIFORNIA LIMITED PARTNERSHIP

By:	PLUS FOUR PE, LLC
A California Limited Liability Company Its Sole General Partner

By:	/s/ JOSEPH W. MOODY
Joseph W. Moody, Manager